Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No.’s 333-116055, 333-123707, and 333-153017 on Form S-8 and Registration Statement No. 333-141953 on Form S-3 of our report dated March 12, 2009 (August 7, 2009 as to the effects of the reclassifications described in Notes 1 and 15), relating to the consolidated financial statements and financial statement schedule of inContact, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payment and SFAS No. 157, Fair Value Measurements) appearing in this Current Report on Form 8-K dated August 7, 2009.

/s/ DELOITTE & TOUCHE LLP

Salt Lake City, Utah

August 7, 2009